Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Bank of America Corporation

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Bank of America Corporation
Shareholder Proposal No.6: No financing of new fossil fuel supply

Trillium Asset Management, LLC seeks your support1 for Proposal No. 6 on the Bank of America Corporation (“BAC” or “the Company”) 2022 proxy ballot. The resolved clause states:

Resolved: Shareholders request the Company build upon its net zero commitment by adopting a policy by the end of 2022 in which the company takes available actions to help ensure that its financing does not contribute to new fossil fuel supplies that would be inconsistent with the IEA’s Net Zero Emissions by 2050 Scenario.

The Proposal requests BAC adopt a policy to ensure its financing does not contribute to new fossil fuel supplies inconsistent with the IEA’s Net Zero Emissions by 2050 Scenario. We believe such a policy will help our Company manage the intensifying risks and opportunities of climate change.

BAC has taken positive steps to address climate, including committing to net zero emissions by 2050, to measure and disclose its portfolio emissions using the Partnership for Carbon Accounting Financials (PCAF), and to publish interim portfolio emissions reduction goals via the UN Environmental Programme Finance Initiative’s (UNEPFI) Net Zero Banking Alliance (NZBA). However, we believe that BAC’s current policies are not aligned with the Paris Agreement or the bank’s net zero by 2050 commitment, because the IEA’s Net Zero by 2050 scenario states that no investment in new fossil fuel supply is required. In order to keep warming under 1.5 degrees, avoid catastrophic consequences, and address potential risk, consistency with the IEA’s scenario means BAC should commit to end financing new fossil fuel supplies via corporate and project finance.

For the following reasons, we urge BAC investors to vote FOR Proposal No. 6 urging the board to consider closing gaps in the Company’s approach to climate change.

Summary

•	BAC is failing to adequately manage key potential risks stemming from new fossil fuel development.
•	New fossil fuel development is not aligned with the Paris Agreement goals or with a credible, science-aligned net zero commitment.
•	New fossil fuel development could expose BAC to transition-related financial risks, including higher capital requirements.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

•	Advertising its net zero commitment without aligning its financing with credible net zero scenarios could expose BAC to regulatory, reputational, and litigation risks.
•	Other banks have successfully adopted policies ensuring their lending and financing does not contribute to new fossil fuel development.

1.	BAC is failing to adequately manage key potential risks stemming from new fossil fuel development.

In 2018, the Intergovernmental Panel on Climate Change clarified the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change. However, in 2020, the UN reported the world is “way off-track” from achieving these goals.2

Climate change impacts present risks to investors.3 A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, reduced worker efficiency, and adverse health impacts that disproportionately affect low-income communities and communities of color.4,5 Additionally, exceeding 1.5 degrees Celsius presents risks to the economy, investors, and banks’ profitability: limiting global warming to 1.5 degrees versus 2 degrees has been projected to save $20 trillion globally by 2100, and exceeding 2 degrees could lead to climate damages in the hundreds of trillions. Estimates find 10% of total global economic value stands to be lost by 2050 under current emissions trajectories.6

BAC’s continued financing of fossil fuel expansion puts it out-of-step with the science-based aims of the Paris Climate Agreement. According to the 2021 Banking on Climate Chaos report from Rainforest Action Network, Sierra Club and other organizations, Bank of America was the 3rd highest financier of companies expanding fossil fuels between 2016-2020, and its levels of financing have increased since 2016.7 It also had the most liquefied natural gas financing of all banks in 2020.8 BAC points to client engagement as a key mechanism in its and its clients’ transition,9 but new fossil fuel development is incompatible with the transition – it prioritizes short-term profits over key investor risks and climate goals.

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2 https://library.wmo.int/doc_num.php?explnum_id=10211

3 https://cornerstonecapinc.com/wp-content/uploads/No-Place-to-Hide_Climate-Change-and-Systemic-Financial-Risk.pdf

4 https://www.ipcc.ch/sr15/

5 https://www.washingtonpost.com/climate-solutions/2020/06/29/climate-change-racism/

6 https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html

7 https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, p 38. This figure is based on RAN’s analysis of “100 key oil, gas, and coal companies expanding fossil fuels.”

8 https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, p 85

9 https://about.bankofamerica.com/en/making-an-impact/task-force-on-climate-related-financial-disclosures-report, p 9

By continuing to finance companies that are expanding fossil fuel supply, we believe BAC is exposing itself and investors to a myriad of risks—financial, reputational, regulatory, litigation, and, most importantly, existential.

2.	New fossil fuel development is not aligned with Paris Agreement goals or with credible, science-aligned net zero commitments.

The IEA’s Net Zero by 2050 scenario is clear—limiting emissions to the 1.5 degrees required by the Paris Agreement entails a 3-4% decrease in oil and gas production per year, which means new oil and gas fields cannot be developed after 2021,10 stating “…no fossil fuel exploration is required and no new oil and natural gas fields are required beyond those that have already been approved for development.”11 Additionally, the UNEPFI’s official recommendations for credible net-zero commitments from financial institutions include the following:

A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible. This is because the pathways require immediate actions to have a realistic chance of limiting warming to 1.5°C. This would include, for example, the immediate cessation of any new fossil fuel investments (all no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signalling that investment in new fossil fuel development is not aligned with 1.5°C) and rapid decommissioning of remaining fossil fuel production as indicated by the scenarios.12

Thus, in order to credibly align with the Paris Agreement and its own existing net-zero commitments, BAC should cease financing expansion of fossil fuels as soon as possible.

3.	New fossil fuel development could expose BAC to transition-related financial risks, including higher capital requirements.

Regulatory solutions, such as increasing capital requirements for fossil fuel-related assets, appear likely. The European Central Bank signaled in a speech by Frank Elderson, Vice-Chair of the Supervisory Board of the European Central Bank (ECB) that “2022 will be the year that C&E [climate-related and environmental] risks become integrated in the day-to-day activities of our joint supervisory teams… These risks will come to form an integral part of our ongoing dialogue with supervised entities… This will ultimately influence banks’ minimum capital requirements.”13

Additionally, recent climate stress tests have found that banks, including BAC, could be significantly exposed to transition risk due to oil and gas exposure. A 2021 New York Federal Reserve Bank stress test focused on global banks with an aggregate market share of oil and gas loans of over 80%. It documented a substantial rise in banks’ sensitivity to transition-related climate risk and expected capital shortfall in a stress scenario during the 2020 energy price collapse; banks with higher loan exposure to the oil and gas industry had a higher sensitivity to transition risk. The impact of the stress scenario was “sizable for the largest banks including Bank of America, Citi, and JP Morgan” corresponding to “20–30% of banks’ equity.”14

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10 https://priceofoil.org/content/uploads/2022/02/763.2.22-Greenpeace-Briefing-v4.pdf

11 https://www.iea.org/reports/net-zero-by-2050, p 51

12 https://www.unepfi.org/wordpress/wp-content/uploads/2021/10/Recommendations-for-Credible-FI-NZ-Commitments.pdf, p 15

13 https://www.ecb.europa.eu/press/key/date/2022/html/ecb.sp220218~c55e646426.en.html

14 https://www.newyorkfed.org/research/staff_reports/sr977, p 16-17

Another climate stress test on banks active in Hong Kong found that transition risk will manifest itself in terms of increased credit risk exposures of the banks. The impact is particularly conspicuous under the disorderly [delayed] transition scenario. The annualised credit cost of lending to the high-emitting industries under this scenario will rise by three times… Higher credit cost, together with a significant increase in credit risk-weighted assets …will lead to a notable deterioration in the banks’ capital positions.15

By continuing to serve as a significant funder of fossil fuel expansion, BAC could expose itself to higher capital requirements and a greater sensitivity to transition risks.

4.	Advertising its net zero commitment without aligning its financing with credible net zero scenarios could expose BAC to regulatory, reputational, and litigation risks.

As regulators begin to address the climate crisis, several have highlighted the importance of ensuring banks’ public statements regarding climate align with its internal policies. The Office of the Comptroller of the Currency (OCC) recognized the risks of greenwashing in its recent proposal on climate accountability of banks, noting that:

…where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.16

Similarly, the ECB found in its recent financial stability review that:

While financial markets can play an important role in financing this [energy] transition, greenwashing concerns persist. These need to be tackled through better information, especially in relation to forward-looking commitments and plans, and enhanced standards, both to ensure that green finance effectively supports the transition and to foster efficient market mechanisms.17

Beyond potential regulatory consequences, BAC may open itself to litigation in the future when it attempts to sell client assets that it knows, or should know, are at a high risk of failure, harkening back to the risks that materialized from banks’ mortgage sales in the 2008 financial crisis. Investing now in the production of more oil and gas than is necessary in a net zero transition could leave $11-14 trillion in stranded assets, which banks would have to offload.18

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15 https://www.hkma.gov.hk/eng/news-and-media/press-releases/2021/12/20211230-3/, p 5

16 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf, p 3

17 https://www.ecb.europa.eu/pub/financial-stability/fsr/html/ecb.fsr202111~8b0aebc817.en.html

18 https://www.theguardian.com/environment/ng-interactive/2021/nov/04/fossil-fuel-assets-worthless-2036-net-zero-transition

Additionally, making net zero commitments that are not backed by credible actions, and continuing to be a major funder of fossil fuel expansion, exposes BAC to reputational risks, particularly important as BAC competes for employees and customers amid the “Great Resignation.” A Gallup survey found that 70% of U.S. workers factor in a company’s environmental record when considering taking a job.19 BAC could also face demands from workers, as Amazon, Microsoft, and Alphabet have.20 Environmental performance is important to customers as well, with Deloitte research finding that “23% of consumers say they will switch to buying products from an organization that shares their values on environmental issues.”21 All signs point to the continuation of this trend as millennials and Gen Z increase their buying power. According to a recent Deloitte survey climate is Gen Z’s foremost societal concern, and “more than a quarter of millennials and Gen Zs [globally] said that certain businesses’ impact on the environment has influenced their buying decisions”22

Adding to the negative attention, activist pressure will likely continue to mount. BAC was among banks publicly shamed in an op-ed from youth climate activists in Teen Vogue.23 Rainforest Action Network’s annual Banking on Climate Chaos report continues to draw significant press attention every year, with BAC consistently ranking in the top four fossil fuel financiers.24 BAC’s New York headquarters were picketed by Extinction Rebellion in September 2021, with Extinction Rebellion Acting Coordinator Presleigh Hayashida commenting, “I would love to see people who are actually talking about the climate crisis realistically and not making, you know, 20-year plans, 30-year plans. We can't talk about 2050 or 2030 anymore. We have to immediately stop fossil fuel investment. And so that's why we're here.”25

5.	Other banks have successfully adopted policies ensuring their lending and financing does not contribute to new fossil fuel development.

To manage the financial, regulatory, reputational, and litigation risks, the proposal is asking for a policy by the end of 2022 committing the banks to proactive measures to ensure that their financing does not contribute to new fossil fuel development.

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19 https://news.gallup.com/poll/346619/environmental-record-factor-job-seekers.aspx

20 https://www.wsj.com/articles/new-source-of-climate-pressure-for-companies-workers-11581861601

21 https://deloitte.wsj.com/articles/consumers-expect-brands-to-address-climate-change-01618945334

22 https://www2.deloitte.com/content/dam/Deloitte/global/Documents/2021-deloitte-global-millennial-survey-report.pdf, p 3

23 https://www.teenvogue.com/story/banks-fund-fossil-fuels

24 https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, https://www.investmentweek.co.uk/news/4045151/fossil-fuel-investors-betting-climate-failure, https://www.theguardian.com/environment/2021/mar/24/big-banks-trillion-dollar-finance-for-fossil-fuels-shocking-says-report, https://www.theguardian.com/commentisfree/2021/nov/04/banks-are-still-financing-fossil-fuels-while-signing-up-to-net-zero-pledges

25 https://news.yahoo.com/activists-target-wall-st-climate-202001804.html

This type of policy is feasible—other banks have already moved toward restricting financing for new fossil fuel development. Citi will “phase out its financing of mining companies deriving ≥25% of their revenue from thermal coal mining. By the end of 2030, all remaining exposure to these companies will be reduced to zero.”26 NatWest stopped “lending and underwriting oil and gas companies without a credible transition plan aligned with the 2015 Paris Agreement in place by the end of 2021.”27 La Banque Postale committed to no longer finance oil & gas projects and companies listed in the GOGEL, except where financing is tied to the development of renewable energy or where the company has published credible phase-out by 2040 plans; these plans must leave no room for the development of new oil & gas projects.28

BAC itself already has policies that prohibit financing of entire sectors, including private prisons and detention centers, as well as project financing prohibitions on Arctic drilling and the construction of new coal-fired power plants and thermal coal mines.29 That being said, a project finance prohibition, as BAC currently has for coal and Arctic drilling, would not address the bulk of the bank’s financing currently flowing to fossil fuel expansion, which primarily occurs at the corporate financing level.30

Conclusion

In closing, BAC may face significant reputational, financial, litigation, and regulatory risks if it does not align its public commitment to net zero emissions by 2050 with the IEA’s net zero emissions scenario by adopting a policy to help ensure its financing does not contribute to new fossil fuel supplies.

Shareholders are urged to vote FOR Proposal No. 6

following the instructions provided on the Company’s proxy mailing.

***

For questions regarding BAC Proposal No. 6 (No financing of new fossil fuel supply), please contact Kate Monahan, Director of Shareholder Advocacy, Trillium Asset Management, kmonahan@trilliuminvest.com or 617-532-6651.

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26 https://reclaimfinance.org/site/en/2021/03/16/citi-becomes-the-first-us-bank-to-announce-a-partial-coal-phase-out/#:~:text=On%20the%20coal%20mining%20side,will%20be%20reduced%20to%20zero.

27 https://www.natwestgroup.com/our-purpose/climate.html

28 https://www.labanquepostale.com/en/crs-activity/our-commitments/our-commitments-planet.html

29 https://about.bankofamerica.com/assets/pdf/Environmental-and-Social-Risk-Policy-Framework.pdf, p 6-7

30 In 2016-20, 92% of lending and underwriting to fossil fuel companies was not project-related, vs. 5% project-related, and 3% with no listed use of proceeds. See https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, p. 21

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.